Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

SimonJ@gtlaw.com

June 28, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Attention: Matthew Crispino, Staff Attorney

Re:

SCG Financial Acquisition Corp.
Amendment No. 1 to Registration Statements on Form S-1
Filed June 28, 2013
File Nos. 333-188413 and 333-188414

Dear Mr. Crispino:

SCG Financial Acquisition Corp. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) amendments (the “Amendments”) to its Registration Statements on Form S-1 originally filed on May 7, 2013 (File Nos. 333-188413 and 333-188414). On behalf of the Company, we hereby respond to the comments of the staff of the Commission contained in its letter dated May 28, 2013. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response.

Form S-1 (No. 333-188413)

General

1.

Please update the financial statements for SCG Financial Acquisition Corp. and Reach Media Group in accordance with Rule 3-12 of Regulation S-X. In addition, please update your unaudited condensed combined pro forma financial information pursuant to Article 11-02(c) of Regulation S-X. This comment also applies to your Form S-1 (No. 333-188414)

RESPONSE:

The Company has updated the financial statements for the Company, Reach Media Group and Symon Holdings Corporation, as well as the unaudited condensed combined pro forma financial information, in the Amendments in response to the staff’s comment.

Cover Page

2.

As this appears to be a firm commitment offering, revise the cover page to briefly describe the underwriting arrangements. Refer to Item 501(b)(8) of Regulation S-K. Also, include the names of the lead underwriters on the cover page. Be advised that we may defer review of any amendment that does not name the lead underwriters.

RESPONSE:

The Company has revised the cover page to briefly describe the underwriting arrangements and to identify the underwriter.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1200  ■  McLean, Virginia 22102  ■  Tel 703.749.1300  ■  Fax 703.749.1301

Undertakings

3.

We note that you have provided the Rule 415 undertakings although this appears to be a firm commitment underwritten offering. Please advise.

RESPONSE:

The Company has removed the Rule 415 undertakings from the Amendment of Registration Statement No. 333-188413.

*       *       *

Please do not hesitate to call me (703) 749-1386 should you have any questions regarding the Amendments or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon